Exhibit 99.1

Bayer Global Contact Us Bayer Offers to Acquire Monsanto i ' i ' I Creating a Global Leader in Agriculture I Together Bayer Chief Executive Officer, Werner Baumann, Discusses the Proposed Combination 023rd May 2016 1 ZIP 300MB: VIDEO & TRANSCRIPT Click here to view interview with Liam Condon,Member of the Board of Management of Bayer AG and President Crop Science and the interview with James (Jim) Blome,President & CEO for Crop Science and the Head of Crop Protection for the North American region

ABOUT THE PROPOSED COMBINATION Bayer announced that it has made an all-cash offer to acquire all of the issued and outstanding shares of common stock of Monsanto for US$122 per share or an aggregate enterprise value of US$62 billion. This transaction would create a leading integrated agriculture platform with a broad product portfolio. The combined business would benefit from a combined R&D pipeline that would deliver valuable and innovative solutions for farmers, with a focus on long term investments to help advance the next generation of farming. Find out why this is a compelling opportunity Ao•oe.Clq>s • ca-. a o... •lltall - Latest Press Releases Innovation Powerhouse to Deliver Integrated Solutions for the Next Generation of Farming:Bayer Offers to Acquire Monsanto to Create a Global Leader in Agriculture I PDF 51K 23rd May 2016 -·...·-&#lo Acqulsllion oiMcnsanw to Creole •GlobalLeade< In  .,...,._ toOcii!Yer '"' ..SoiiAo"'S for W-..-N-G-e¢ne.t.a;·t.o..n. (If Fat'ft'lll'lg Investor Presentation 023rd May 20161 PDF973K 12% • tomS&!.....,.._ • us•.._ s.r,t.oanS&T a C<nlnS&f&AJswto>·A-ir-'<a a l Advancing Together Fact Sheet 023rd May 20161 PDF93K Frequently Asked Questions 023rd May 20161 PDF322K

Advancing IR and Media About Us Advancing Farming's Future Proposed Combination Home Bayer Global Contact Us Bayer Offers to Acquire Monsanto i I I Creating An Integrated Leader in Agriculture Advancing Together COMPELLING STRATEGIC RATIONALE The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050. This number represents about six times the population of Europe today. At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility. It is our core capability to develop innovative businesses in the Life Sciences and turn them into leaders, creating superior value for our shareholders, employees and society at large. The planned combination with Monsanto is such an extraordinary opportunity to create a global leader in the agricultural industry. Monsanto is a perfect match to our agricultural business. We would combine complementary skills with minimal geographic overlap:

• We at Bayer have a leading position in Crop Protection. Monsanto is extremely strong in Seeds & Traits. • • So jointly we would be an innovation powerhouse to address farmers' future needs. • This is particularly exciting in advancing Digital Farming. The proposed acquisition of Monsanto is strategically compelling and completely logical. It would create value for shareholders, customers and employees of both companies alike. Our all-cash offer is compelling for Monsanto's shareholders and represents a premium of 37 percent to the unaffected share price. We also expect to create significant synergies and be earnings accretive in the first full year after completion closing. We have a proven track record of integrating businesses and achieving the synergy and value targets we set ourselves. At the same time we believe that we would be excellent owners of the Monsanto business. Bayer has a well-deserved reputation of acting with the utmost responsibility. • We would use our joint innovative capabilities to ensure that farmers can optimize their harvests without compromising the environment. • This is what the name Bayer and all of our more than 100,000 employees around the world stand for - Science For A Better Life. Creating Value for All

PRIIA\CY STATEMENT Advancing IR and Media About Us Advancing Farming's Future Proposed Combination Home Bayer Global Contact Us Bayer Offers to Acquire Monsanto I I i Value for our Farmers, Shareholders, Employees and Society Together CREATING VALUE FOR ALL The acquisition of Monsanto would be a compelling opportunity to create a global agriculture leader, while reinforcing Bayer as a Life Science company with a leadership position in a long-term growth industry. We believe the transaction would be compelling for both Monsanto and Bayer shareholders. For our farmers and employees there would be significant benefits as we work together to advance the next generation of farming. Innovative Solutions for Farmers Our proposed combination with Monsanto would create a truly global agriculture leader with a broad portfolio, providing a superior product offering and tailor-made solutions to farmers across all crops in all geographies. We would bring together Monsanto's leadership in Seeds & Traits with our leadership in our broad Crop Protection portfolio across a comprehensive range of indications and crops, and further develop our Digital Farming capabilities. The opportunities and challenges driving the global agricultural community are complex and ever-changing. We believe the future growth of the agriculture industry will be driven by R&D aimed at finding more innovative solutions for farmers as they seek to optimize their harvests, while operating within a number of resource and climate related constraints. By combining both companies' commitment to quality and passion for innovation, we would be able to create a highly integrated product offering and a best-in-class R&D for our customers worldwide, enhancing our ability to help farmers tackle the challenges they face-for example, through: • The advancement of our Digital Farming capabilities which will help farmers to improve optimization of inputs with corresponding improvement in yields • A longer-term focus on entirely new solutions across Seeds, Traits and Crop Protection which would be designed to help the next generation of farmers succeed. Integrated Solutions Across Crop Protection and Seeds &Traits • Best-in-class crop protection portfolio • Commercialpackages across a broad set of key crops and geographies • Best-in-class seeds & traits portfolio • Focus on "Plant Health" • Focus on "yield" • Strong integrated product offerings • Excellence in chemistry • Breeding and trait development focus • Biologicals platform • Strong R&D platform • Advanced digital farming platform • Access to complete Life Science technology platform • Digitalfarming beginning to serve as "integrator" Value Creation for Shareholders Our all-cash offer is US$122 per share or an aggregate value of US$62 billion for all of the issued and outstanding shares of common stock of Monsanto. Bayer believes this all-cash offer presents Monsanto shareholders the best opportunity to maximize the full value of their shares immediately, with certainty. Our offer represents: • A premium of 37% over the closing share price on May 9, 2016 • A premium of 36% over the three-month volume weighted average share price • A premium of 33% over the six-month volume weighted average share price • A last twelve months EBITDA multiple of 15.8x as of February 29, 2016 For Bayer shareholders the transaction offers significant synergy potential and is expected to provide them with core EPS accretion by a mid-single-digit percentage in the first full year after closing and a double-digit percentage thereafter. Initially, we expect annual earnings contributions from total synergies of approximately US$ 1.5 billion after year three plus additional integrated offer benefits in future years. The combined agriculture business would benefit from attractive growth prospects across key crops, divisions and geographies combined with the new revenue pool derived from emerging field of Digital Farming. With leading positions in key industry segments, the combination could result in multiple expansion for the combined group as the business would be able to command a premium valuation for the combined Ag business. The combined Group's businesses would have sufficient size, scale and diversification to effectively enhance growth prospects across Agriculture, as well as Life Sciences. Opportunities for Employees This transaction is driven by growth and long-term investment in the next generation of farming and the combined company would provide attractive opportunities for employees of both companies. Under the proposed transaction the combined business would have its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S. and around the world. Digital Farming for the combined business would be based near San Francisco, California, U.S. Bayer's approach to integrating the two businesses will follow a best-in-class approach with focused implementation drawing on resources from both entities. The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces. Financing & Next Steps

Advancing IR and Media About Us Advancing Farming's Future Proposed Combination Home Bayer Global Contact Us Bayer Offers to Acquire Monsanto I I I ' I & Financing Steps Next Together FINANCING & NEXT STEPS Bayer is highly confident in its ability to finance the transaction based on advanced discussions with and support from its financing banks. The offer is not subject to a financing condition. Bayer intends to finance the transaction with a combination of debt and equity. The expected equity portion represents approximately 25 percent of the transaction's enterprise value and is expected to be raised primarily via a rights offering. The strong cash flow generation of the combined business as well as Bayer's track record of disciplined deleveraging after large acquisitions would enable rapid deleveraging post-acquisition. This is in line with Bayer's target of an investment-grade rating immediately after closing of the transaction and its commitment to the single "A" credit rating category in the long term. Bayer has a successful track record of working with global authorities to secure the necessary regulatory approvals and has extensive experience integrating acquisitions from a business, geographic, and cultural perspective. Bayer's Board of Management and Supervisory Board unanimously approved the proposal and are fully committed to this compelling transaction. Bayer is prepared to proceed immediately with due diligence and negotiations and to achieve an agreed transaction. FAQs Advancing IR and Media About Us Advancing Farming's Future Proposed Combination Home

Bayer Global Contact Us Bayer Offers to Acquire Monsanto Home I Proposed Combination I Advancing Farming's Future I About Us ! IR and Media I FAQs Advancing Together FRE QU E NT LY ASKED QUEST IONS Rationale & Strategy 1. Why are you doing this? • The agriculture industry is at the heart of one of the greatest challenges of our time: how to feed an additional 3 billion people in the world by 2050. • At Bayer, we are passionate about tackling large societal challenges through innovation, science and with responsibility. • We have always said that Crop Science is an integral part of our Life Science portfolio. • It would be a compelling opportunity to develop leadership positions in all our Crop Science businesses and to reinforce Bayer as a Life Science company. • For us, this transaction is the next logical step to drive our Life Science focus and an opportunity to create a global leader in the agricultural industry able to advance the next generation of farming. 2. And why now? • The proposed transaction is the result of a detailed review conducted over a long period. • We believe the transaction would be a compelling opportunity to develop leadership positions in all our Crop Science businesses. • We are convinced that now is the right time to move forward with the proposed combination which offers attractive synergy potential and is expected to provide Bayer shareholders with core EPS accretion by mid-single digit percentage in the first full year after closing and double-digit percentage thereafter.

3. Is this a divergence of Bayer's overall strategy? Why are you considering an acquisition in Crop Science as opposed to Pharmaceuticals? • It is our stated strategy to develop leadership positions in all our Life Science businesses: the acquisition of Monsanto would be a compelling opportunity to establish a leadership position in the Agricultural industry, which has attractive long-term growth prospects. • At the same time, it reinforces Bayer as a global innovation-driven Life Science company with a deepened position in a long-term growth industry. • As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health. • We will continue our successful strategy post-transaction. Our strategy of achieving profitable growth in innovation-driven growing markets remains intact. • A transformational move of similar proportions in other divisions would not be possible due to lack of available targets and related high valuation levels. 4. What opportunities do you see for future growth of the combined businesses? • This transaction would create an integrated provider of Ag-solutions that we believe is capable of generating substantial value for Bayer shareholders. • Together, we would draw on the collective expertise of both companies to build a leading agricultural player with exceptional innovation and R&D capabilities, to the benefit of farmers, our employees and the communities in which we operate. This transaction would bring together leading Seeds & Traits, Crop Protection, Biologics and Digital Farming platforms. Specifically, the combined company would benefit from Monsanto's Seeds & Trait systems and Bayer's broad Crop Protection portfolio across a comprehensive range of indications and crops. • There is a high complementarity of the R&D pipelines in the short, mid and long term. • In the short term, Bayer's insecticide pipeline fits very well with the insect resistance seed based traits to enhance resistance management in soybeans. The new seed treatment Nematicide from Monsanto, fits perfectly to the strong Bayer Seeds treatment portfolio, offering significant opportunities. Mid-term, the wheat programs of both companies would be highly complementary. Also the data-based decision making will be a key driver to leverage the combined portfolio and pipeline. Long-term, the creation of the next generation Herbicide Trait system can be created with Bayer's chemistry and the unique capabilities of Monsanto to modify the genetics of the major row crops. 5. Do you consider Bayer primarily as a Crop Science company or a Healthcare company thereafter? • We see ourselves as a Life Science company. As part of its strategy, Bayer will continue to develop all of its businesses in Pharmaceuticals, Consumer Health and Animal Health. • Post transaction both our Healthcare businesses as well as the combined Crop Science businesses would contribute equally to overall group sales. Locations and Complementary Footprints 6. Where is Monsanto located, and what will happen to its headquarters? • Monsanto's headquarters is in St. Louis, Missouri, and it has multiple locations around the world. • Under the proposed transaction, the combined company would have its global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S. and around the world. Digital Farming for the combined company would be based near San Francisco, California. 7. How much overlap do Bayer and Monsanto have, and which businesses have the most overlap? Are you prepared to divest any businesses? • The businesses are highly complementary regarding geography and segments and we are convinced and committed to being able to resolve any potential regulatory concerns. We will evaluate all possible scenarios in preparation for this. • In the meantime, it's important we stay focused on the business and our current goals at hand.

Culture & Integration 8. How will you overcome potential cultural barriers? We have long respected Monsanto's business and know the company well. • Bayer has always been an important technology supplier to Monsanto through trait, IP and trademark licenses in the seed technology area and Seed Treatments with a number of fungicides to complement our insecticides Gaucho. Poncho, Votive and most recently ILeVO. • During the last five years several collaboration discussions have been initiated, mostly related to the access to trait technologies in soybeans and cotton as well as assessing broader development opportunities for a new HT platform or even beyond, including crop protection, co-marketing and long-term R&D agreements. We can build on an extensive track record of integrating a diverse range of international businesses. • Since 2005 we have acquired and successfully integrated a number of multi-billion Euro businesses. • This includes for example the Schering acquisition which was comparable to Monsanto in terms of number of employees, but more complex in terms of scope of geographical coverage and the number of subsidiaries involved. We have generated significant value for our shareholders through acquisitions and are confident we will deliver on this combination too. 9. Will there be layoffs associated with this acquisition? • Importantly, this transaction is primarily about growth and investment, rather than cost cutting considerations. • This combination would bring together two highly complementary businesses and would provide attractive opportunities for employees of both companies. • We have a strong track record of successful transactions in the past. • The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces. • It is far too early to discuss integration details at this stage. However we currently envisage the global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina. U.S. as well as many other locations throughout the U.S., and around the world . Digital Farming for the combined business would be based near San Francisco, California, U.S. 10. What is the timeline for the integration? When do you expect the integration to be complete? • If a deal is reached with Monsanto, until closing, Bayer and Monsanto would continue to operate as independent companies. We have a strong track record of successfully integrating acquisitions in a timely manner. • We foresee no impediments to effectively integrating our respective organizations, especially given our complementary business segments, geographies, and success-driven cultures. That said, it would be premature at this stage to comment on an estimated integration timeline. 11 . How does this transaction impact Crop Science employees? • Importantly, this transaction is primarily about growth and investment, rather than cost cutting considerations. • This combination would bring together two highly complementary businesses and will provide attractive opportunities for employees of both companies. We have a strong track record of successful transactions in the past. • The guiding principle will be our long-standing commitment to deliver secure and attractive workplaces. It is far too early to discuss integration details at this stage. However we currently envisage the global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S. and around the world. Digital Farming for the combined company would be based near San Francisco, California. 12. How will you ensure that you are retaining the best people during the integration process? • Bayer is committed to a fair and transparent approach throughout the process. It is Bayer's intent to retain key personnel in order to grow the valuable brands that we are acquiring. • The integration will draw on the strength of talent from both organizations, as this has been successfully done in the past, to create an even stronger combined organization going forward.

Innovative Solutions for Farmers 13. How will the two businesses combined deliver incremental innovation compared to each business in its stand-alone case? • This transaction would create an integrated provider of Ag-inputs that we believe is capable of generating substantial value for both companies' shareholders. The combined R&D portfolio of Bayer and Monsanto would have exceptional depth, reach and great commercial potential. • Both companies have attractive pipelines over short-, medium- and long-term with potential for further incremental innovation to address key challenges in Ag space in a new way. Combined, these initiatives should generate significant value for society at large as it actively addresses the challenge of feeding about 10 billion people by 2050 in a sustainable way, and helps make the agricultural economy more productive. 14. Can you please give some examples for the combined innovation power and the benefits this will deliver for farmers? • Immediatel y, farmers would benefit from a broad portfolio providing a superior product offering and tailor-made solutions across all crops in all geographies. In the mid to long-term, the combined R&D portfolio of Bayer and Monsanto will have exceptional depth, reach and great commercial potential. • Firstly, advancement of our Digital Farming capabilities will help farmers to improve optimization of inputs with corresponding improvement in yields. • Secondly, focus on entirely new solutions across Seeds & Traits, Crop Protection and Biologics Seeds, Traits and Crop Protection that are designed to help farmers succeed. 15. With further industry consolidation will farmers see price increases? • The idea is about combining two complementary businesses. The relevant markets will continue to be highly competitive. Our goal is to help farmers increase their productivity and profitability, while ensuring an adequate basic supply of healthy, safe and affordable food. Shareholder Value 16. What is the amount of synergies? • Initially, we expect annual earnings contributions from total synergies of approximately USD 1.5bn after year three plus additional integrated offer benefits in future years. • We aim to further validate our synergy estimates once we have had access to due diligence and a chance to work with the Monsanto team. • We have analyzed the businesses and fit using our industry expertise as well as publicly available data including a broader set of comparable transactions. 17. Could you give us a quantification of the earnings growth you are anticipating for the combined business? • The combination offers attractive synergy potential and is expected to provide Bayer shareholders with core EPS accretion by midsingle digit percentage in the first full year after closing and double-digit percentage thereafter. The transaction will also enhance Bayer's margin profile. We are not prepared to provide further details at this point in time. 18. Could you give us a quantification of the cash generation improvement you are anticipating for the combined business? • We are confident that the combined businesses will generate strong cash flow from a combination of enhanced topline growth and from realization of the broad based integrated offering. Initially, we expect annual earnings contributions from total synergies of approximately USD 1.5bn after year three plus additional integrated offer benefits in future years. We are not prepared to provide further details at this point in time. Financing & Ability to Close 19. Will you divest any assets in order to support the financing of the transaction? • None of our businesses need to be sold to finance the proposed transaction. Independent from that, the strategic reviews and the development of our businesses will continue as usual. We are also fully committed to strengthening all of our businesses with significant organic investments in Pharmaceuticals, Consumer Health and Animal Health. This includes investments in our research and development pipeline as well as our sites. 20. How do you plan to finance the deal? • Bayer intends to finance the Enterprise Value corresponding to the transaction with approx. 25% of equity, consisting primarily of rights offering with the remainder financed with debt. Bayer is confident in its ability to finance the transaction based on advanced discussions and support by its financing banks (Bank of America Merrill Lynch and Credit Suisse). The strong cash flow generation of the combined business as well as Bayer's track record of disciplined deleveraging after large acquisitions would enable rapid deleveraging post-acquisition. This is in line with Bayer's target of an investment grade rating immediately after closing of the transaction and Bayer's commitment to the single "A" credit rating category in the long term.

21. Are you comfortable with the amount of debt needed to finance this transaction? • We target an investment grade rating immediately after closing of the transaction and remain fully committed to the single "A" credit rating category in the long term. The enhanced cash flow generation profile of the group post closing on the one hand side plus our strong track record of consequent deleveraging after large acquisitions in the past on the other hand should both support a quick recovery of financial rating ratios. Commitment to the US 22. Why is this transaction good for the U.S.? • Together with Monsanto, Bayer would be able to enhance our commitment to the U.S. Bayer has a 150-year history in the U.S. We currently have more than 12,000 employees in the US (excluding Covestro), with a brand that is broadly recognized and trusted. In addition, Bayer has invested €433 million in Capital Expenditures in its Life Science businesses in the U.S. and has supplied almost €8.6 billion in products to the U.S. market, which is a testament to our ongoing commitment to this country. 23. Do you expect significant consumer or political opposition in the US to a foreign acquirer? Bayer has a deep commitment and long-standing presence in the U.S. , with 150-year history there: • We have more than 12,000 employees (2015) in the U.S. - excluding Covestro (-2,500) • We have invested EUR 433 million in Capital Expenditure in our Life Science businesses in the US and have generated €8.6bn in revenue in 2015. This combination would serve to deepen that commitment • We currently envisage the global Seeds & Traits and North American commercial headquarters in St. Louis, Missouri, U.S., its global Crop Protection and divisional Crop Science headquarters in Monheim, Germany, and an important presence in Durham, North Carolina, U.S. as well as many other locations throughout the U.S. , and around the world. Digital Farming for the combined business would be based near San Francisco, California, U.S. We believe the combination will also generate substantial benefits for farmers , our combined employees, and society more broadly as it actively addresses the challenge to feed about 1 0 billion people by 2050 in a sustainable way, and helps make the agricultural economy more productive. Sustainability 24. What is the sustainability practice of Bayer in agriculture? Could these practices also be adopted by the new company? • Bayer is all about putting science to work, and we develop better and new solutions for the needs and challenges that our society faces. One of the most pressing challenges in the near future is the combat against hunger, with the world's population growing by more than three billion people by 2050. The growing food gap can only be closed with innovation and science. Innovation is deeply rooted in our DNA and so is sustainability. Bayer is one of very few companies worldwide to have in 2015 qualified for the 16th time in succession for the Dow Jones Sustainability World Index (DJSI World), a quality seal for sustainable investments. Under the umbrella of the "Bayer Forward Farming Initiative" Bayer runs a multitude of initiatives to support in particular sustainable agriculture. Within its "Bee Care Program" Bayer combines all activities in the area of pollinator health and pollinator safety. Respective "Bee Care Centers" exist in Germany and the United States. In 2015 Bayer invested a total of 51 million Euro in charitable activities worldwide, covering "Sport and Culture", "Health and Basic Social Needs" and "Education and Science". Next Steps 25. What are the next steps in this process from a Bayer perspective? • It is our preference to work together with Monsanto to reach a mutually agreeable negotiated transaction. We are confident that Monsanto's shareholders will conclude that our offer presents an immediate and certain value maximizing opportunity. We strongly encourage Monsanto to promptly enter into discussions with us towards agreeing upon a transaction The Opportunity ~

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Advancing the Next Generation of Farming

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THE OPPORTUNITY

Numerous fundamental challenges affecting the agriculture industry can be directly translated into a new set of requirements that farmers will have in conducting their business today, and into the future:

Combination Addresses Fundamental Global Challenges

~10 Billion
People on the planet by 2050
United Nations 2015

+16%
Rising per capita protein intake by 2024
OECD-FAO Agricultural Outlook 2015-2024

€120 Billion
Estimated Ag input market size by 2025
from ~€85bn in 2015[3]

-17%
Declining hectares of farmland per capita by 2050
From 0.218 ha/capita in 2015 to 0.181 ha/capita in 2050[2]

-17%
Biophysical effect of climate change shocks on yields by 2050
Nelson[1] / FAO[2]

+60%
Productivity increase required to feed the planet by 2050
FAO[2]

[1]Nelson et. al. (2014); [2]FAO 2016 "Climate change and food security" [3]This includes Seeds & Traits and Crop Protection

We know that farmers around the world are focused on smart decision making. They have to make the right choice in best-performing seed varieties, on the way they operate their farms and the economic use of key input factors such as seeds and traits, fertilizer and crop protection. Only then can they achieve optimal yields in a more sustainable manner.

We believe this presents us with a clear opportunity to provide a new set of offerings, summarized in what we call the next generation of farming:

- Tailor-made solutions for individual farmers catering to their very complex requirements across different geographies and product categories
- The need to have innovation capability at scale to be at the forefront of these developments, and
- The glue between all product and input elements: a Digital Farming solution which leverages technology to a maximum for farmers and the environment.

Accelerating Digital Farming →

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Digital Farming to Optimize and Improve Yields

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ACCELERATING DIGITAL FARMING

Scientific and technological advances are opening up new possibilities for farmers around the world.

The concept of Digital Farming is derived from the trend of the so-called Internet of Things and is focused on improving the decisions that farmers have to make in their daily farm operations.

Initial developments in Digital Farming have already made significant improvements to agriculture – for example:

- GPS has made it possible to have self-controlled farm machines rolling over the fields
- At the same time these machines generate yield maps or maps that represent the varying plant health within a plot

However, this information must also be refined since many data sources such as satellite imagery and weather data are difficult to interpret and not very helpful in their raw form. Only the automated processing of these data and their combination and interpretation opens up their full benefits. Over the medium to long term, we believe Digital Farming will ensure that farmers can rely on much higher predictability of yield and input, while providing major advances in sustainability, as well as benefiting from customized advice and services and much improved ease of application.

We believe the agriculture market is expected to see an extension in the business model and new ways to interact with farmers at farm and field level. A combined Monsanto and Bayer would be best positioned to capture a substantial part of the Digital Farming industry and advance the development of new technologies in this space.

Both companies to date have already turned their attention to Digital Farming and we expect that the combined business will greatly contribute to superior offerings being available to farmers in the years to come. In specific by offering:

- A leading digital platform with direct grower access
- Best in class data analytics & reporting
- Complementary agronomic knowledge and advanced modelling
- Broad scientific and commercial partnering network

We believe that, together, we can achieve significant progress – if we align ourselves behind shared goals, discuss our options and contribute ideas that lead to tangible, sustainable solutions.

Learn More at Bayer Digital Farming

Who is Bayer →

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Bayer: Science For A Better Life

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WHO IS BAYER

We are an innovation company with a more than 150-year history and core competencies in the fields of health care and agriculture.

Our Life Science businesses hold leading positions in innovation-driven growth markets. Together they make up a strong, attractive and balanced portfolio that is resistant to fluctuations in demand and to potential risks.

Our core strength is turning scientific findings into innovative products and solutions to improve the health of humans, animals and plants. Our strategy is designed to help solve some of the most pressing challenges facing mankind, and by doing this exceptionally well we aim to strengthen the company's earning power.

Learn More at Bayer Global

Crop Science

In 1924, Bayer founded its Crop Protection Research Department, and in the half century of innovation that followed, Bayer transformed the growth potential of agriculture worldwide.

Our Crop Science strategy is built on four key elements:

- Enhancing the Crop Protection portfolio by developing more integrated solutions for major crops
- Increasing customer centricity along the entire value chain
- Leading the way in innovation in chemical and biological crop protection, seeds and the further development of Digital Farming
- Expanding our seed footprint – especially for soybeans and wheat – through further acquisitions, in-licensing agreements and partnerships

Learn More at Crop Science

Pharmaceuticals

With our innovative products, we seek to achieve a significant therapeutic benefit for patients, while at the same time satisfying the growing requirements of physicians and health insurers.

Consumer Health

With our broad range of iconic brands, we aim to support people do more for their health and well-being. This not only increases personal quality of life but can also greatly reduce health care costs.

Animal Health

We support the health of animals, as well as the farmers, veterinarians and the pet owners that care for them through our offering of innovative therapies and solutions.

Our Products & Where We Operate →

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Bayer Global Contact Us Bayer Offers to Acquire Monsanto i ' i ' Bayer: At Home Throughout the World Together OUR PRODUC T S & WHERE WE OPERATE Our Products With our products, we are finding solutions to some of the major challenges of our time. The growing and increasingly aging world population requires improved medical care and an adequate supply of food. We aim to improve people's quality of life by preventing, alleviating and curing diseases. And we are helping to provide a reliable supply of high-quality food, feed and plant-based raw materials. Learn More about Bayer's Products Where We Operate The Bayer Group is a global enterprise with companies in almost every country: Europe 2016 sales €15.9 Billion Employees 55,900 North America 2016 Sales €12.7 Billion Employees 16,000 •••• 0 •••••••••• 0 •••••••••••••• 0 • 0 •• 0 • 0 •••• 0 • 0 •••••• 0 ••• 0 •• • • • 0 • 0 0 • 0 •••••• 0 • 0 • 0 .. .. . ••• •• • • • • • 0 ••• 0 ••• 0 •• 0 •••••••••••••••• 0 ••• 0 0 0 • 0 •••••• 0 ••••• 0 • 0 ••• 0 •••• 0 ••••• 0 •• Latin America 2016 Sales €7.3 Billion Employees 16,100 Asia Pacific 2016 Sales €10.3 Billion Employees 28,000 Governance & People Advancing IR and Media About Us Advancing Farming's Future Proposed Combination Home

Bayer Offers to Acquire Monsanto Home Proposed Combination I Advancing Farming's Future , About Us IR and Media I Bayer: A Steward of Responsible Corporate Governance Advancing Together GOVERNANCE & PEOPLE The Bayer AG Board of Management is committed to serving the interests of the entire enterprise and achieving a sustained increase in corporate value. The Chairman of the Board of Management Werner Baumann coordinates the principles of corporate policy. Learn More at Bayer Global Board of Management Werner Baumann Chairman Werner Baumann became Chairman of the Board of Management of Bayer AG on May 1, 2016. After studying economics at RWTH Aachen University and the University of Cologne, Werner Baumann joined Bayer in 1988 In October 2003, he was appointed a member of the Board of Management of the newly formed subgroup Bayer HealthCare AG, also serving as that company's Labor Director. Effective January 1, 2010, Baumann was Chief Financial Officer of Bayer AG. From October 1, 2014, until his appointment as Chairman of the Board of Management, he was Chief Strategy and Portfolio Officer and also responsible for the Europe, Middle East and Africa Region. Between April and the end of December 2015, Baumann was additionally Chairman of the Board of Management of Bayer Health Care AG. Joannes Dietsch Finance Joannes Dietsch has been a member of the Board of Management of Bayer AG since October 1, 2014. He is responsible for Finance (Chief Financial Officer) and for the Asia/Pacific region. After graduating from high school, Joannes Dietsch joined Bayer as a commercial trainee. On completion of his training in 1984, he held a number of management positions in various departments within the company. He gained several years of overseas experience during two assignments at Bayer Japan, Ltd., the latter as Chief Financial Officer in finance and administration. In 2001 Dietsch was made Head of Corporate Finance in the Finance Division, becoming Head of Finance in the Corporate Center of Bayer AG on July 1, 2002. His area of responsibility included Treasury, Corporate Finance, Financial Controlling, Asset Management Pensions, Mergers & Acquisitions and Taxes. In September 2011 , he was appointed as Senior Bayer Representative and CFO for Greater China at Bayer China in Shanghai.

Dr. Hartmuk Klusik Human Resources, Technology & Sustainability Dr. Hartmut Klusik has been a member of the Board of Management of Bayer AG since January 1, 2016. He is responsible for Human Resources, Technology & Sustainability and is the company's Labor Director. Dr. Hartmuk Klusik began his professional career at Bayer's Wolff Walsrode AG subsidiary in 1984 as a laboratory manager after completing his studies in chemistry and earnings his doctorate from the Philipps University in Marburg, Germany. In 1997, he took charge of crop protection active ingredient production in Dormagen and Elberfeld, assuming global responsibility for active ingredient production at Bayer CropScience in Monheim from 2002. From November 2005 until his appointment to the Board of Management of Bayer AG, Klusik was a member of the Board of Management of Bayer HealthCare AG and became Labor Director as of October 2009. From March 2011 he was also Labor Director and member of the Board of Management of Bayer Pharma AG. Kemal Malik Innovation Kemal Malik was appointed to the Board of Management of Bayer AG effective February 1, 2014. He is responsible for Innovation and the Latin America region. Kemal Malik joined Bayer in 1995 as Head of Metabolism and Oncology Europe in the then Pharmaceuticals Business Group. He subsequently served as Head of Global Medical Development before being appointed Head of Global Development. Kemal Malik was a member of the Executive Committee of Bayer Health Care AG from July 1, 2007 until his appointment to the Board of Management of Bayer AG. He was also Head of Global Development and Chief Medical Officer in the Pharmaceuticals Division. Dieter Weinand Pharmaceuticals Dieter Weinand has been a member of the Board of Management of Bayer AG and head of the Pharmaceuticals Division, headquartered in Berlin, Germany, since January 1, 2016. On the Board of Management, he is also responsible for the region North America. During a career stretching back over 25 years, Dieter Weinand has held various responsibilities in commercial, operational and strategic areas of the pharmaceutical industry. Before moving to Bayer HealthCare, he was President, Global Commercialization & Portfolio Management at Otsuka Pharmaceutical Development & Commercialization Inc. in Princeton, New Jersey, USA. From August 1, 2014, until his appointment to the Board of Management of Bayer AG, Weinand was a member of the Bayer Health Care Executive Committee and head of the Pharmaceuticals Division. Erica Mann Consumer Health Erica Mann has been a member of the Board of Management of Bayer AG and head of the Consumer Health Division, headquartered in Basel, Switzerland, s ince January 1, 2016. In March 2011, Erica Mann joined Bayer HealthCare as head of the Consumer Care Division and was appointed to the Bayer HealthCare Executive Committee at the same time. Prior to joining Bayer, Mann was President and General Manager of Pfizer's Nutrition Division and a member of the company's Senior Management Team. Mann has held executive positions in various industry organizations, including the South African Pharmaceutical Manufacturers' Association (PMA), Medicines Australia and the International Association of Infant Food Manufacturers. She currently chairs the World Self Medication Industry association, which represents the interests of the global nonprescription (over-the-counter, OTC) medicines industry. Liam Condon Crop Science Liam Condon has been a member of the Board of Management of Bayer AG and head of the Crop Science Division, headquartered in Monheim, Germany, since January 1, 2016. He is also responsible for the Animal Health Business Unit. Liam Condon began his career at the former Schering AG and held various sales and marketing positions in the gynecology business in Germany. Following Bayer's acquisition of Schering, Condon was named Vice President of Bayer HealthCare China in November 2006. Between 2007 and 2009, he was Managing Director of Bayer HealthCare and General Manager of Bayer Pharma in China. In January 2010, Liam Condon was appointed Managing Director of Bayer HealthCare in Germany and country representative for Bayer Schering Pharma in Germany. In December 2012, he became Chairman of the Board of Management of Bayer CropScience AG. Condon is a member of the Board of Directors of Croplife International, an agricultural industry association. Our History of Innovation ~

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Bayer: Turning Scientific Findings into Innovative Solutions

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OUR HISTORY OF INNOVATION

In the last century Bayer, started on a journey which would in time significantly improve food supply and change the world of farming forever. Bayer is developing and enhancing its solutions for growers addressing the centuries-old problem of diseases and pests.

Learn More about Bayer's History

Right from the earliest days, Bayer has been at the forefront of innovation. It all started with a friendship between two men, plenty of natural curiosity and two kitchen stoves.

Businessman Friedrich Bayer and dyer Johann Friedrich Weskott used these to conduct experiments and eventually discover how to make the dye fuchsine. On August 1, 1863, they founded the "Friedr. Bayer et. comp." company in Wuppertal-Barmen, a 19th century startup with tremendous potential.

Over the last century, our scientists in crop science have discovered new chemical classes and new active ingredient which have provided alternate modes of action enabling control of resistant pests and diseases, increased efficacy and generally improved environmental and safety profiles.

Learn More about Bayer's Innovation

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Bayer: Leadership, Integrity, Flexibility, Efficiency

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OUR VALUES

We are committed to operating sustainably and to addressing our social and ethical responsibilities as a corporate citizen, while at the same time respecting the interests of all our stakeholders.

In 2015, Bayer was once again included in the Dow Jones Sustainability World Index (DJSI World) and is thus one of very few companies worldwide to have qualified for the 16th time in succession for the DJSI, a quality seal for sustainable investments.

Employees with a passion for innovation will enjoy excellent development opportunities at Bayer. Our values play a central role in our daily work and are intended to guide us in fulfilling our mission. These values are represented by the word LIFE.

The word LIFE doubles as an acronym for Bayer's key values and leadership principles. LIFE stands for Leadership, Integrity, Flexibility and Efficiency.

These values apply to everyone at Bayer and are firmly integrated into our global performance management system for managerial employees. Our value culture ensures a common identity within the enterprise across national boundaries, management hierarchies and cultural differences.

Our Commitment

Economic, social and ecological concerns are our responsibility.

We focus on:

- Farm sustainably
- Use products responsibly
- Innovate for a sustainable future
- Promote human rights
- Stop child labor
- Be good people to work with
- Preserve biodiversity
- Use plant biotechnology
- Use water efficiently
- Market and sell products in a responsible manner

Stakeholder Engagement

Bayer considers itself a part of society and of public life. Society's acceptance and appreciation of our corporate activities are therefore essential to Bayer's reputation and business success. Involving the different interest groups among Bayer's stakeholders is a vital element of the company's activities with the goal of creating better mutual understanding and trust in respect of our work and products.

The influence of stakeholders on our business activity has steadily increased in recent years. We take the wide-ranging requirements of our stakeholders seriously and consider them wherever possible in our business activities. Evaluating their expectations and requirements provides significant impetus for the continued development of our activities, our risk management and our reporting.

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INVESTORS

23rd May 2016

Investor Conference Calls on Bayer's Offer to Acquire Monsanto

We take pleasure in hosting two conference calls, in order to discuss the proposed acquisition of Monsanto with investors and analysts.

The webcasts are available in English only.

Slides for Investor Conference Calls
Download

At approx. 9:00 a.m. CEST:
Live webcast of the 1st investor conference call

At approx. 2:00 p.m. CEST:
Live webcast of the 2nd investor conference call

Transcripts and audio recordings of the investor conference calls including presentation and discussion will be made available afterwards as soon as possible.

Speakers:



Werner Baumann
CEO of Bayer AG

Johannes Dietsch
CFO of Bayer AG

Liam Condon
Member of the Board of Management of Bayer AG and President Crop Science

More information on Bayer Investor Relations

Media Conference Calls →

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Bayer Global Contact Us Bayer Offers to Acquire Monsanto I I I I I I I PRESS 23rd May 2016 Media Conference Calls on Bayer's Offer to Acquire Monsanto We take pleasure in hosting two conference calls, in order to discuss the proposed acquisition of Monsanto with media representatives. The webcasts are available in English only. Press Release Innovation Powerhouse to Deliver Integrated Solutions for the Next Generation  Offers to Acquire Monsanto to Create a Global Leader in Agriculture Slides for the Media Conference Calls Download Speaker notes of the Media Conference Call Download At approx. 8:00 a.m. CEST: Live webcast of the 1st Media Conference Call At approx. 4:30 p.m. CEST: Live webcast of the 2nd Media Conference Call Transcripts and audio recordings of the media conference calls including presentation and discussion will be made available afterwards. Speakers: Werner Baumann CEO of Bayer AG Johannes Dietsch CFO of Bayer AG Liam Condon Member of the Board of Management of Bayer AG and President Crop Science More information on Bayer Media Downloads IR and Media About Us Advancing Farming's Future Proposed Combination Home

Bayer Global Contact Us Bayer Offers to Acquire Monsanto I I I I I I I DOWNLOADS Bayer Chief Executive President & CEO for Member of the Board of Crop Science and the Head of Crop Protection for the North American region, James Blome Officer, Werner Baumann, Discusses the Proposed Combination Management of Bayer AG and President Crop Science, Liam Condon & 23rd May 2016 1 ZIP 205MB: VIDEO & TRANSCRIPT 23rd May 2016 1 ZIP 300MB: VIDEO TRANSCRIPT j; 23rd May 2016 I MP4 200MB: VIDEO (!) & TRANSCRIPT Videos Documents IR and Media About Us Advancing Farming's Future Proposed Combination Home

Bayer Global Contact Us Bayer Offers to Acquire Monsanto I I I I I I I PR E SS R E LEAS E S Innovation Powerhouse to Deliver Integrated Solutions for the Next Generation of Farming: Bayer Offers to Acquire Monsanto to Create a Global Leader in Agriculture (:9 23rd May 2016 1 PDF 51K lntegrierte und innovative Lösungen für die Landwirtschaft der nachsten Generation: Bayer will durch Übernahme von Monsanto ein weltweit führendes Unternehmen der Agrarwirtschaft werden (:9 23rd May 2016 1 PDF 170K PRIVACY STATEMENT CONDITIONS OE USE Read More Read More IR and Media About Us Advancing Farming's Future Proposed Combination Home contact us